Exhibit 4.6

GLG Life Tech Corporation Management’s Discussion & Analysis

September 30 2009

[Dated: October 30, 2009]

Contents

Management’s Discussion and Analysis	4

Forward-Looking Statements	5

Overview	6

2009 Corporate Developments for the nine months ended September 30, 2009	7

Results	12

Results from Operations	13

Revenue	13

Cost of Sales	14

Gross Profit	16

General and Administration Expenses	16

Other Income (expenses)	18

Foreign Exchange gains (losses)	18

Net Income (loss)	20

Comprehensive Income	20

NON-GAAP Financial Measures	21

Earnings Before Interest Taxes and Depreciation (“EBITDA”)	21

Summary Quarterly Results	22

Quarterly Net Income (Loss)	22

Quarterly Basic and Diluted Earnings (loss) per Share	23

Capital Expenditures	24

Liquidity and capital resources	25

Financial Resources	27

Balance Sheet	28

Advances from customers and Interest Payable	28

China Lines of Credit and Short Term Loans	28

Contractual obligations	29

Capital Structure	31

Off-Balance Sheet Arrangements	31

Transactions with Related Parties	31

2009 Outlook	33

Market and Operations 2009 Outlook	33

Revenue 2009 Outlook	33

EBITDA 2009 Outlook	34

Capital Expenditures - 2009 Outlook	34

Critical Accounting Estimates and Assumptions	35

CHANGES IN ACCOUNTING POLICIES	37

FINANCIAL AND OTHER INSTRUMENTS	37

RECENT ACCOUNTING PRONOUNCEMENTS	38

International Financial Reporting Standards (“IFRS”)	38

Disclosure Controls and Internal Controls over Financial Reporting	39

Risks Related to the Company’s Business	41

Risks Associated with Doing Business in the People’s Republic of China	41

Additional Information	42

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated as of October 30, 2009, which is the date of filing of this document.  It provides a review of the three and nine months ended September 30, 2009 relative to the comparable periods of 2008.  The three month period represents the third quarter of the Company’s 2009 fiscal year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“GLG” or the “Company”) together with GLG’s subsidiaries in the People’s Republic of China (“China”) and other jurisdictions. As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A should be read in conjunction with the consolidated annual financial statements of GLG for the year ended December 31, 2008, and notes thereto. Additional information relating to GLG Life Tech Corporation including GLG’s Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated interim financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.  Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure in section “NON-GAAP Financial Measures”.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A) constitute “forward-looking statements”.  Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors include amongst others the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.  Specific reference is made to the risks described herein under the heading “Risks Related to the Company’s Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2008.  In light of these factors, the forward-looking events discussed in this MD&A might not occur.  Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.  Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof.  Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

GLG Life Tech Corporation (“GLG” or the “Company”) is a leading producer of high quality stevia extract.  Stevia extracts, such as Rebaudioside A (or Reb A), are used as all natural, zero-calorie sweeteners in food and beverages. The Company’s revenue is derived primarily through the sale of high-grade stevia extract to the food and beverage industry. The Company conducts its stevia development, refining, processing and manufacturing operations through its five wholly-owned subsidiaries in China.  The Company’s operations in China include three processing factories (a fourth factory is under construction), stevia growing areas across eight provinces, four research and development centers engaged in the development of high-yielding stevia seedlings and over 400 greenhouses.  The Company’s processing facilities have a combined annual throughput of 41,000 metric tons of stevia leaf.

The Company believes that significant developments in recent years will contribute to the growth of the global market for stevia extracts. On December 17, 2008, the United States Food and Drug Administration (“FDA”) confirmed that it had no objection to generally recognized as safe (“GRAS”) status for rebiana, a product comprised of stevia extracts and sold by our largest customer, Cargill, Incorporated (“Cargill”).  Cargill is an international provider of food and agricultural products and services, with 158,000 employees in 66 countries.  Cargill uses GLG’s high-grade stevia extract to produce its natural, zero-calorie, rebiana-based sweetener brand called TRUVIA™, which launched in July 2008.  Since the FDA issued its no objection letter in December 2008, some of the largest global food and beverage companies have launched a number of new products containing stevia.  For example, the Coca Cola Company’s Sprite®, Odwalla® and Vitaminwater brands have all introduced natural, zero calorie brand extensions containing TRUVIA™ supplied by Cargill.

Under the Company’s Strategic Alliance Agreement with Cargill, the Company provides at least 80% of Cargill’s global stevia extract requirements for the first five years of the agreement, which commenced on October 1, 2008.  The Strategic Alliance Agreement also provides that the Company is Cargill’s exclusive supplier of stevia from China. As of the date hereof, the Company has received purchase orders from Cargill of U.S.$65.7 million in the aggregate under the Strategic Alliance Agreement.

Factors Affecting the Company’s Results of Operations

The Company’s operating results are primarily affected by the following factors:

•      Relationship With Primary Customer.  The Company derives a majority of its revenue from Cargill, its largest customer.  The Company currently has a Strategic Alliance Agreement with Cargill pursuant to which it will provide at least 80% of Cargill’s global stevia extract requirements for the five year period beginning October 1, 2008.  For the year ended December 31, 2008 and for the nine months ended September 30, 2009, this customer accounted for 77% and 95%, respectively, of the Company’s revenue.  The Company’s ability to maintain and enhance its relationship with this important customer, while developing and enhancing its relationships with other customers, is a significant factor affecting the Company’s results of operations.

•      Consumer Demand.  The Company believes that consumer demand for food and beverage products and tabletop sweeteners produced with stevia extracts will continue to expand.  The Company believes rebiana, which is extracted from stevia leaf, is positioned to become a leading high-intensity sweetener because it has zero calories, is 100% natural, is 200-300 times sweeter than sugar and does not have the perception of potential health risks that may be associated with artificial sweeteners. Additionally, the Company believes that consumer acceptance of stevia will increase in connection with regulatory approval in the U.S. and elsewhere. The Company’s results of operations will be affected by consumer acceptance of, and demand for, rebiana-sweetened products and the Company’s ability to increase its production capacity in order to meet any increased demand.

•      Price of Stevia Extract.  The Company believes that it will be able to maintain a low cost of production of high-grade stevia extract through process innovation and vertical integration (from seedling development to high-grade stevia extract production).  By maintaining a low cost of production, the Company believes it will be able to reduce the price it charges for high-grade stevia extract, thereby strengthening the competitive position of high-grade stevia extract relative to other high-intensity sweeteners and sugar.

•      Raw Material Supply and Prices; Cost of Sales.  The price that the Company must pay for stevia leaf and the quality of such stevia leaf affects the Company’s results of operations.  The cost and quality of stevia leaf available is driven primarily by the rebaudioside A content contained in stevia leaf and the quality of the stevia harvested during a particular growing period. The key factors driving the Company’s cost of sales include the cost of stevia leaf (which accounted for 71% of cost of sales for the year ended December 31, 2008), stevia leaf quality, salaries and wages of the Company’s manufacturing labor, manufacturing overhead such as supplies, power and water used in the production of the Company’s high-grade stevia extract, and depreciation of the Company’s high-grade stevia extract processing plants.

Unfavorable changes in any of these general conditions could negatively affect the Company’s ability to grow, source, produce, process and sell stevia and otherwise materially and adversely affect the Company’s results of operations.

2009 Corporate Developments for the nine months ended September 30, 2009

New Stevia Leaf Processing Facilities announced in January 2009

On January 6, 2009, the Company announced that it had commenced initial operations at its two new stevia processing facilities in the cities of Mingguang (Anhui Province) and Dongtai (Jiangsu Province),

China where the Company’s major stevia leaf growing areas are located.  The facilities each have a capacity of 18,000 MT of throughput per year and increase the Company’s total raw leaf processing capacity from an existing 5,000 MT to 41,000 metric tons, an increase of 720%.  The Company’s capital expenditure on these new facilities was      in 2008 and      for the nine months ended September 30, 2009.

Production at these two new facilities ramped up over the first quarter as they completed extensive food safety audits, which were all completed by mid-March 2009.  Subsequent to completion of the food safety audits, the processing of intermediate grade stevia extract (RA 60) has progressed and the performance of the new facilities and new technologies have exceeded management’s expectations with respect the decreased cycle time to produce stevia extract and the reduction in water required during the processing of stevia extract.  Extract production is now benefiting significantly from the new stevia leaf processing facilities.

The addition of increased high grade stevia capacity will allow the new leaf processing facilities to run at higher capacity.  The first phase of the new high grade stevia capacity is expected to be complete by year-end 2009 which is expected to facilitate increased throughput of high grade stevia extract and rebiana products.

GLG Direct Sales Team

Through the Company’s recently-established U.S. subsidiary, GLG Life Tech U.S., Inc, the Company employs sales professionals to manage and develop relationships with large customers and potential customers in the food and beverage industry.  On October 14, 2009, the Company announced the hiring of three new vice presidents to head up these efforts.  These individuals bring in excess of 60 years’ combined experience in the food and beverage industry, involving experience with multinational food, beverage and sweetener companies including the Dr. Pepper Snapple Group, PepsiCo, Monsanto, NutraSweet, Kraft and Proctor & Gamble.

During the last two years, GLG’s production capacity has been utilized primarily for delivering high quality stevia products to its strategic partner, Cargill. With the addition of 1,000 metric tons of RA97 capacity expected in December 2009, GLG is currently in discussions with a number of large multinational companies for the sale of its high grade stevia products, including rebiana.  The Company’s new sales and marketing executives will focus on developing business with those companies.

The GLG-Weider Program (“Sweet Naturals”)

The Company has established a joint venture for the sale, marketing and distribution of stevia products with Weider Global Nutrition (“WGN”) called GLG-Weider Sweet Naturals Corporation (“Sweet Naturals”).  Sweet Naturals was established in September 2008 with the intention of focusing on the sale of consumer tabletop and dietary supplement products.  The Company owns a controlling interest of 55% of the venture and Weider Global Nutrition owns the remaining 45%. Dr. Luke Zhang, the Company’s Chairman, is also the Chairman of Sweet Naturals.

Sweet Naturals combines the business experience and network of WGN in the health and nutrition industry with GLG’s manufacturing capabilities in the stevia industry, forming a sales team that is able to deliver innovative high quality stevia products on a global basis.  The Sweet Naturals venture seeks to use WGN’s relationships to reach prospects, garner interest and develop sales for the Company’s stevia products.

Sweet Naturals announced on May 12, 2009 its supply contract with Zevia LLC in the United States which re-launched its product line utilizing Sweet Naturals material. Zevia LLC is a leading beverage company in the all natural food category that has achieved national distribution in the United States including through major retailers such as Whole Foods.

2009 Stevia leaf crop in China

The Company worked actively with the local Chinese governments in its three exclusive growing areas during the first nine months of 2009 to facilitate its 2009 stevia crop.  Key activities included preparation of proprietary seedlings for the 2009 crop, the recruitment of farmers in cooperation with local governments to grow stevia using GLG’s proprietary seedlings, and the planting of seedlings for the 2009 stevia crop.

As GLG’s gross profit margin is significantly influenced by the quality of the stevia leaf crop harvested in any given year, GLG’s strategy to improve gross margin is to increase the amount of proprietary GLG high Rebaudioside A seedlings into each year’s crop and follow quality standards for crop purchase to minimize the amount of moisture and foreign material in the leaf purchased.

GLG commenced its 2009 stevia leaf purchase program late in July, 2009.   To date, GLG has seen improvements in the quality of the leaf purchased in terms of lower foreign material and moisture content compared to the harvest in 2008, reflecting the success of its education program with local farmers on acceptable foreign material and moisture content.  GLG has also been successful in increasing the amount of proprietary leaf that it has purchased from contracted farmers this year.  This year marks the first harvest of its proprietary leaf of approximately 60% rebaudioside A content.  GLG expects its leaf purchase activities harvest to continue into the fourth quarter of 2009.

New Purchase Order from Cargill received during the second quarter

On May 5, 2009, GLG announced that it has received an initial order from Cargill valued at US$ 40.5 million for the delivery of high grade stevia extract beginning October 2009. Further, GLG has agreed to make additional product available to Cargill during the next 18 months for a possible increase in the order size.

New Subsidiary Established in Qingdao for new rebiana facility

On January 14, 2009, the Company announced plans to build a new 2,000 metric ton rebiana facility.  In May 2009, the Company entered into a long term investment agreement with the Qingdao Export Refine Management Committee for this new facility (the “Investment Agreement”).  In May 2009 the Company established a new subsidiary called Qingdao Runhao Stevia High Tech Company Limited (“Runhao”) for the purpose of processing intermediate stevia extract into rebiana and other high grade stevia extract products. Runhao was incorporated in China and is a 100% owned wholly-owned foreign enterprise under Chinese law.

Pursuant to the Investment Agreement, a total area of 1,300 mu of land (approximately 214 acres) has been made available to Runhao at a discount of approximately 80% from estimated market value. The local government is responsible for making the land ready for use, the construction of a four lane road to service the facility and for assisting Runhao to obtain all necessary permits.  The investment agreement calls for GLG to invest US$ 30 million in registered capital in Runhao within two years of the subsidiary being established.  This timetable for investment can be extended by an additional year upon a request by GLG to the relevant government authority. The first phase of facility construction is targeted to deliver a 1,000 metric ton rebiana facility by the end of 2009.  The Company’ plans for this facility are to develop within the next eighteen months a 2,000 metric ton rebiana facility.

During the three month period ended September 30, 2009, the Company completed the building phase of the Runhao facility, which will have approximately one million square feet of space available for processing lines.  The Runhao facility has been constructed following food grade “Good Manufacturing Practice” (GMP) standards and key components are being constructed following pharmaceutical grade GMP standards.  The first line of Phase One construction is on schedule to add an additional 1,000 metric tons of RA97 capacity in December 2009, more than doubling the Company’s current capabilities.  The facility’s, location in close proximity to Qingdao enables easy access to ship, air, and rail for product movement, increased capacity for secondary processing, and positions the Company to further meet current and anticipated demand.

New Loan facility arranged in China

On June 25, 2009, GLG announced that the Company has arranged an additional credit facility of RMB 250 million with the Agricultural Bank of China.  At current exchange rates, these credit lines will provide GLG approximately $39 million in capital. The term of this credit facility varies from one to three years for amounts drawn down and is open for use by all GLG Chinese subsidiaries as needed. Interest rates are to be set on each draw down of the facility based on the prevailing market rates.

Rebaudioside A Stevia Extract Approved in France

In September, the Company announced the approval in France of Rebaudioside A stevia extract for use in food and beverages.  The French Government’s approval was made after a review of the safety of Rebaudioside A by the Agence Francaise de Securite Sanitaire des Aliment (AFFSA) was first published in June 2009. France’s approval is the first for a European Union market and allows the food and beverage industry to sweeten products with rebiana, high purity Rebaudioside A, for the next two years.

Letter of Intent signed with Government of Paraguay

In the third quarter, the Company also announced that it signed a non-binding Letter of Intent (“LOI”) with the Paraguayan Export and Investment Promotion Agency  (“REDIEX”) to enter negotiations for the development of stevia growth and production in Paraguay and to create a mutually beneficial business relationship for economic development in the country related to the growth and production of stevia.

The LOI is part of the Company’s global strategy to diversify its stevia growth and production operations into geographies outside of China. Objectives within the LOI include:

1.     To develop agribusiness contracts with stevia farmers for the growth and harvest of GLG patented stevia seed strains;

2.     To develop a joint research and development program focusing on new and improved stevia plant strains as well as the continual development of advanced cultivation techniques for high Rebaudioside A (RA) yielding stevia plants; and

3.     To construct a stevia processing facility for the purpose of producing stevia extract products to be sold within the South American marketplace as well as for export to other regions.

Each party has agreed to certain responsibilities to further these objectives and has initiated action immediately upon signing.

Enterprise Income Tax Exemption received from Central China Government for key GLG Subsidiary

GLG was informed on October 21, 2009 by the State Tax Bureau of Anhui Province in China that its 100% owned subsidiary — Chuzhou Runhai Stevia High Tech Company Limited (“Runhai”) — would receive an enterprise income tax exemption for its RA 60 product generated by that subsidiary.  RA 60 products are recognized as primary outputs of Agricultural Products by the Ministry of Finance and State Administration of Taxation, and are subject to preferential policies under China’s Enterprise Income Tax.  As RA 60 is the only product produced by Runhai, this exemption is expected to result in zero enterprise income tax payable by Runhai.  Runhai would otherwise be subject to a 25% corporate income tax rate in China.  The Company has also filed for a similar exemption for its Dongtai subsidiary, which also produces RA 60.

Results

The following results from operations have been derived from and should be read in conjunction with the interim statements for the period ended September 30, 2009 and the consolidated financial statements of GLG for the years ended December 31, 2008 and 2007.   Certain prior year’s figures have been reclassified to conform to the current financial statement presentation.

In thousands Canadian $, except per share amounts	Third quarter 2009	Third quarter 2008	% Change	Nine months 2009	Nine months 2008	% Change
Revenue	14,814	3,302	349%	28,619	5,235	447%
Cost of Sales	10,718	2,471	334%	21,463	3,843	459%
% of Revenue	72%	75%	(3)%	75%	73%	2%
Gross Profit	4,095	832	393%	7,156	1,392	414%
% of Revenue	28%	25%	3%	25%	27%	(2)%
General and Administration Expenses	2,935	1,686	74%	8,171	3,828	113%
% of Revenue	20%	51%	31%	29%	73%	45%
Income (loss) from Operations	1,160	(854)	236%	(1,015)	(2,436)	58%
% of Revenue	8%	(26)%	34%	(4)%	(47)%	43%
Other Income (Expenses)	1,059	(113)	1037%	1,314	(1,071)	223%
% of Revenue	7%	(3)%	11%	5%	(20)%	25%
Net Income (loss) before Income Taxes and Non-Controlling Interests	2,219	(967)	329%	299	(3,507)	109%
% of Revenue	15%	(29)%	44%	1%	(67)%	68%
Net Income (loss)	1,399	(952)	247%	270	(3,492)	108%
Net Income (loss) per share (Basic)	0.02	(0.01)	236%	0.00	(0.05)	107%
Net Income (loss) per share (Diluted)	0.02	(0.01)	210%	0.00	(0.05)	107%
Depreciation and Amortization	1,550	656	136%	4,213	1,398	201%
% of Revenue	10%	20%	(10)%	15%	27%	(12)%
Total Comprehensive (Loss) income	(5,980)	1,815	(429)%	(12,210)	4,396	(378)%
% of Revenue	(40)%	55%	(95)%	(43)%	84%	(127)%

In thousands Canadian $, except per share amounts	Third quarter 2009	Third quarter 2008	% Change	Nine months 2009	Nine months 2008	% Change
EBITDA (1)	3,917	(123)	3285%	5,951	(954)	724%
% of Revenue	26%	(4)%	30%	21%	(18)%	39%

(1)          EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation.

Results from Operations

The following results should be read in conjunction with the interim statements for the period ending September 30, 2009 and the consolidated financial statements of GLG for the years ended December 31, 2008 and 2007. Certain prior year’s figures have been reclassified to conform to the current financial statement presentation.

Revenue

Revenue for the nine months ended September 30, 2009, which were derived entirely from stevia sales, was $ 28.6 million, an increase of 447% over $5.2 million in revenue for the comparable period in 2008.  Revenue for the third quarter ended September 30, 2009 was $14.8 million, an increase of 349% over $3.3 million in revenue for the third quarter in 2008.  The increase in stevia revenues was driven by:

(1)          New production capacity coming on line at GLG’s plants at Mingguang and Dongtai during the first quarter of 2009 which materially improved the Company’s production throughput of final product. (Leaf processing capacity increased from 5,000 metric tons per year to 41,000 metric tons with the addition of Mingguang and Dongtai facilities);

(2)          Higher demand and purchase orders for the Company’s high grade stevia extract products in 2009 versus 2008; and

(3)          Greater shipments of higher value stevia extract against existing purchase orders than in the comparable period.

Inventory decreased from $33.1 million as at December 31, 2008 to $28.8 million as at September 30, 2009.  The key drivers for the net changes in inventory at the end of September were; (a) the decrease in raw materials inventories to develop finished product to meet current customer orders; (b) the increase in work in progress inventories to meet 2009 customer order commitments;(c) the increase in by-product inventories available for sale or further processing into final products; and (d) the increase in finished product inventories to meet current 2009 customer orders.

Cost of Sales

Cost of Sales for the nine months ended September 30, 2009 were $ 21.5 million, an increase of 459% over $3.8 million in cost of sales for the comparable period in 2008.  The increase in cost of sales year over year was driven by;

(1)          New production capacity coming on line at GLG’s plants at Mingguang and Dongtai during the first quarter which materially improved the Company’s production throughput of final product. (Leaf processing capacity increased from 5,000 metric tons per year to 41,000 metric tons with the addition on Mingguang and Dongtai facilities).  During the quarter the Company was not operating at full capacity at these facilities and there are resulting higher fixed costs charged against cost of sales which has decreased gross profit margin.

(2)          There were also higher costs experienced at the start-up of these new facilities.  The Company has seen production costs at its new facilities consistently decline during the third quarter relative to the start-up period during February and March 2009, as production management improved its efficiencies. The higher production costs seen at the initial start-up of the facilities flowed through the cost of goods sold during the second quarter.

(3)          Larger shipments of higher value stevia extract than in the comparable period against existing purchase orders also increased the cost of sales for the 9 month and 3 month periods.

(4)          The continued expensing of the interest capitalized into inventory associated with a customer’s order that continued delivery during the third quarter.  This accounted for approximately 4% of cost of sales for the third quarter.

The key components of stevia cost of sales in include:

a. stevia leaf (71% of costs of sales for fiscal 2008)

b. salaries and wages of manufacturing labour

c. manufacturing overhead used in the production of stevia extract, including supplies, power and water.

d. depreciation of the stevia extract processing plants.

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

a.               The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period.  This is the most important factor that will impact the gross profit of GLG’s stevia business;

b.              The price per kilogram for which the extract is sold; and

c.               The sale of by-products (also known as co-products).  There were a very small number of co-product sales during the year due to the focus on production of high grade stevia.   Sales of

by-products have historically increased the overall gross profit of the stevia business.  The GLG Weider venture will be focused on also selling other GLG product lines during 2009 including co-products extract (mixture of steviol glycosides) and highly pure STV extract.

d.              Other factors which also impact stevia cost of sales to a lesser degree include:

•                                          salaries and wages of manufacturing labour;

•                                          capacity utilization;

•                                          water and power consumption;

•                                          manufacturing overhead used in the production of stevia extract, including supplies, power and water;

•                                          depreciation on stevia extract processing plant;

•                                          interest on leaf purchases; and

•                                          net VAT paid on export sales.

GLG’s stevia business is affected by seasonality.  The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year.  GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks.  GLG’s production year runs October 1 through September 30 each year.  Accordingly, inventory levels are typically higher in the fourth quarter until raw material is converted into finished products and shipped to customers.

Cost of Sales for the three months ended September 30, 2009 were $ 10.7 million, or 72% of revenue, an increase of 334% over $2.5 million, or 75% of revenue for the comparable period in 2008.

The main drivers for the decrease in cost of sales as a percentage of revenue for the third quarter 2009 compared with the third quarter of 2008 was due to the following factors:

1.               Use of higher quality leaf during part of the third quarter from the new 2009 stevia leaf harvest (approximately last month of the quarter) which improved extraction and processing yields.   The higher quality stevia leaf benefit came from two areas:

a.               Use of new proprietary leaf (second generation leaf strain) that contains approximately 60% rebaudioside A relative to the second generation of leaf harvested in 2009 which contained approximately 40-45% rebaudioside A.

b.              Improvements in the quality of stevia leaf purchased by tighter procurement standards of lower foreign material and moisture content.

Higher volume of high grade stevia extract production during the quarter relative to the second quarter on 2009 and better economies of scale experienced for labour and plant utilization.

Gross Profit

Gross profit for the nine months period ending September 30, 2009 was $7.2 million, an increase of 414% over $1.4 million in gross profit for the comparable period in 2008.  The absolute increase in gross profit can be attributed to increased stevia sales.  The gross profit margin for the 9 months ended September 30, 2009 was 25% compared to 27% gross profit margin achieved on sales for the comparable period in 2008.   The gross profit margin decline was driven by the same factors that increased cost of sales for the three and nine month periods.

Gross profit for the three months ended September 30, 2009 was $4.1 million, an increase of 393% over $0.8 million in gross profit for the third quarter of 2008.  The gross profit margin for the three months ended September 30, 2009 was 28% compared to 25% gross profit margin achieved on sales for the comparable period in 2008. The increase in gross profit for the third quarter 2009 compared with the third quarter of 2008 was attributable to the following factors:

1.               Use of higher quality leaf during the final weeks of the third quarter from the new 2009 stevia leaf harvest, which improved extraction and processing yields.  The higher quality stevia leaf benefit came from two areas:

•                  Use of new proprietary leaf (second generation leaf strain) that contains approximately 60% rebaudioside A relative to the second generation of leaf harvested in 2009 which contained approximately 40-45% rebaudioside A.

•                  Improvements in the quality of stevia leaf purchased by tighter procurement standards of lower foreign material and moisture content.

2.               Higher volume of high grade stevia extract production during the quarter relative to the second quarter on 2009 and better economies of scale experienced for labour and plant utilization.

General and Administration Expenses

In thousands Canadian $	Third quarter 2009	Third quarter 2008	% Change	Nine months 2009	Nine months 2008	% Change
General and Administration Expenses	2,935	1,686	74%	8,171	3,828	113%
% of Revenue	20%	51%	31%	29%	73%	45%

General and administration (“G&A”) expenses include sales, general and administration costs (“SG&A”), stock based compensation and depreciation and amortization expenses on G&A fixed assets.     A breakdown of G&A expenses into these three components is presented below:

In thousands Canadian $	Third quarter 2009	Third quarter 2008	% Change	Nine months 2009	Nine months 2008	% Change
SG&A	$1,741	$1,430	22%	$5,429	$3,181	71%
Stock based compensation	$750	$61	1129%	$1,725	$92	1775%
G&A Amortization and Depreciation	$444	$195	128%	$1,017	$555	83%
Expenses	$2,935	$1,686	74%	$8,171	$3,828	113%
% of Revenue	20%	51%	31%	29%	73%	45%

Each of these expense categories is discussed in further detail in the next three sections.

SG&A expenses for the nine months ended September 30, 2009 were $5.4 million, an increase of $2.2 million or 71% over the same period for 2008 of $3.1 million.  The key expense categories that increased were salaries, consulting fees, office and travel which accounted for 86% of the period over period increase.  GLG’s employee count at the end of September 30, 2009 was 1,186, a 46% increase of 808 people over year end 2008.  Approximately 75% of employees work in the production function of the Company.

SG&A expenses for the three months ended September 30, 2009 were $1.7 million which is an increase of $0.3 million or 22% over the same period for 2008.  The key expense categories that increased were salaries, consulting fees, office and travel which accounted for 100% of the period over period increase.

SG&A expenses increased $0.03 million comparing the third quarter of 2009 to the second quarter of 2009 and were essentially flat relative to comparable expenses in the second quarter of 2009.

Stock based compensation was $0.8 million for the third quarter of 2009 compared with $0.06 million in the third quarter of 2008.  GLG had an amended stock compensation plan approved by its shareholders at its annual general meeting in June 2008.  Under the amended plan, the number of common shares available for issue is 10% of the issued and outstanding common shares.  Prior to 2008, the Company did not grant stock options since 2005.   Grants made during 2008 were 1,474,480 compensation securities including both options and restricted shares.  84% of these grants have three year vesting and performance criteria set by the Compensation Committee of the Board in order to be fully earned by the recipients.   An additional grant was made by the Board of Directors during the second quarter of 2009.  This amounted to 1,500,000 compensation securities including both options and restricted shares.  81% of these grants have three year vesting and performance criteria requirements set by the Compensation Committee of the Board in order to be fully earned by the recipients.

G&A related depreciation and amortization expenses for the three months ended September 30, 2009 was $0.4 million, an increase of 128% over $0.2 million for the comparable period in 2008.   The main driver for the increase in amortization is related to the increase in intangible patent amortization related to the acquisition of Agricultural High Tech Developments Limited.

Other Income (expenses)

In thousands Canadian $	Third quarter 2009	Third quarter 2008	% Change	Nine months 2009	Nine months 2008	% Change
Other Income (expenses)	$1,059	$(113)	1,037%	$1,314	$(1,071)	223%
% of Revenue	7%	(3)%	11%	5%	(20)%	25%

Other income for the nine months ended September 30, 2009 was $1.3 million, a 223% increase compared to other income of ($1.1) million for the comparable period in 2008.  There were two items that contributed the majority to the other income (expenses) for the nine months ended September 30, 2009; (1) foreign exchanges gains on US dollar-denominated liabilities that GLG was holding during the period ($3.2 million) and (2) interest expenses ($1.9 million).  Interest expenses of $1.9 million for the nine months period ending September 30, 2009 were mainly related to (1) a US$ 20 million advances from a customer and (2) the Company’s bank loans in China.  With respect to the US$ 20 million facility and associated interest due on the facility, it is expected to be repaid as GLG ships product to this customer during 2009.

Other Income (expenses) for the three months ended September 30, 2009 was $1.1 million, an increase of 1,037% over other income (expenses) of $0.1 million for the comparable period in 2008 and was impacted by the same items as described for the nine months period.

Foreign Exchange gains (losses)

GLG reports in Canadian dollars but earns most of its revenues in US dollars and incurs most of its expenses in Chinese Yuan (“RMB”).  Impacts of the appreciation of the Chinese Yuan against the Canadian dollar are shown separately in Accumulated Other Comprehensive income (“AOCI”) on the Balance Sheet.  As of September 30, 2009, the exchange rate for RMB per Canadian dollar was 6.3694, an appreciation of 14.3% from the exchange rate on December 31, 2008 (5.5710).  The balance of the AOCI was $8.2 million on September 30, 2009 compared to balance of $20.7 million as at December 31, 2008.

The exchange rate fluctuations of the US dollar and the Canadian dollar had a significant impact on foreign exchanges losses reflected on the first nine months income statement in 2009. The table below shows the change in the Canadian dollar relative to the US dollar from year-end 2008 to September 30, 2009.  During the first quarter of 2009 the Canadian dollar declined approximately 3% relative to the US dollar.  During the first quarter GLG recognized $0.7 million of foreign currency losses attributed to the decline in the Canadian dollar relative to the US dollar.   During the second quarter of 2009 the Canadian dollar appreciated 8.5% relative to the US dollar.  During the second quarter GLG recognized $2.0 million of foreign currency gains attributed to the increase in the Canadian dollar relative to the US dollar.

During the third quarter of 2009 the Canadian dollar appreciated 8.4% relative to the US dollar.  During the third quarter GLG recognized $1.9 million of foreign currency gains attributed to the increase in the Canadian dollar relative to the US dollar.  Since December 31, 2008, the Canadian dollar has appreciated 14.2% against the USD for the period ended September 30, 2009.   The depreciation of the US dollar relative to the Canadian dollar had an impact on the third quarter and nine month revenue results as the majority of GLG’s revenues for the period were based on US dollar contracts (see Outlook section for additional discussion).  Since the Chinese Yuan effectively remained flat to the US dollar, there was no additional material profit and loss impacts on the expenses incurred during the first nine months of 2009.

Impacts of the appreciation of the Chinese Yuan against the Canadian dollar are shown separately under the Accumulated Other Comprehensive Income account on the Balance Sheet.  The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and RMB as shown below.

Exchange rates Noon rate (as compared to the Canadian $)	2006 December 31	2007 December 31	2008 December 31	2009 March 31	2009 June 30	2009 September 30
U.S. Dollars	0.8581	1.0120	0.8166	0.7928	0.8602	0.9327
Chinese Yuan	6.6845	7.3910	5.5710	5.4230	5.8754	6.3694

The following table presents the exchange rate movement for RMB relative to the US dollar as shown below.  The US dollar was essentially flat against the RMB at the end third quarter of 2009 compared to December 31, 2008.

Exchange rates	2006 December 31	2007 December 31	2008 December 31	2009 March 31	2009 June 30	2009 September 30
Chinese Yuan	7.8175	7.3141	6.8223	6.8456	6.8448	6.8376

Net Income (loss)

In thousands Canadian $	Third quarter 2009	Third quarter 2008	% Change	Nine months 2009	Nine months 2008	% Change
Net Income (loss)	1,399	(952)	247%	270	(3,492)	108%

The basic income per share was $0.02 for the three months ending September 30, 2009 compared with a loss per share of $0.01 for the comparable period in 2008.  Net Income improved to $1.4 million for the three months period ending September 30, 2009 in comparison to the loss of 1.0 million for the third quarter 2008.  This $2.5 million improvement was driven by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($3.3 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the third quarter ($1.9 million) which were offset by an increase in G&A expenses ($1.2 million), a net interest expenses increase ($0.7 million) and a net increase in income taxes ($0.8 million) .   The nine months net income for the period ending September 30, 2009 improved by $3.7 million compared to the same period in 2008.  For the nine months period the $3.7 million income improvement compared to the previous year was driven by (1) higher revenues and gross profit margin from increased production at its new facilities in Mingguang and Dongtai ($5.8 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the third quarter ($3.2 million) which were offset by an increase in G&A expenses ($4.3 million) and a net interest expenses increase ($0.9 million).

Comprehensive Income

In thousands Canadian $	Third quarter 2009	Third quarter 2008	% Change	Nine months 2009	Nine months 2008	% Change
Net Income (Loss)	$1,399	$(952)	247%	$270	$(3,492)	109%
Other Comprehensive (Loss) income	$(7,379)	$2,767	(367)%	$(12,480)	$7,888	(258)%
Total Comprehensive (Loss) income	$(5,980)	$1,815	(429)%	$(12,210)	$4,396	(378)%

The Company recorded total comprehensive loss of $12.2 million for the first nine months of 2009, comprising $0.3 million of net income and $12.5 million of other comprehensive loss.  The Company recorded total comprehensive loss of $6.0 million for the three months ended September 30, 2009, comprising $1.4 million of net income and $7.4 million of other comprehensive loss.  The other comprehensive loss was solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in self-sustaining Chinese subsidiaries due to the strengthening of the Canadian dollar against the Renminbi (RMB) during the third quarter.  This loss is held in accumulated other comprehensive income (loss) until it is realized, at which time it is included in net income.

NON-GAAP Financial Measures

Earnings Before Interest Taxes and Depreciation (“EBITDA”)

EBITDA for the quarter ended September 30, 2009 was $3.9 million, compared to negative $0.1 million in EBITDA for the comparable period in 2008 and is 129% higher than EBITDA of $1.7 million for the quarter ended June 30, 2009.  The main drivers for the increase in EBITDA for the three months ended September 30, 2009 compared to the corresponding period 2008 is attributable to (1) higher stevia revenue and gross profit for the third quarter 2009 as compared to the third quarter of 2008, (2) reduction in one-time start up related costs and (3) transfer of production staff costs from general and administrative costs to production costs with the start-up of operations at the Company’s new facilities in Mingguang and Dongtai.

EBITDA for the nine months ended September 30, 2009 was $6.0 million, an increase of 724% over negative $1.0 million in EBITDA for the comparable period in 2008.

The following table provides reconciliation to Canadian GAAP Net Income.

In thousands Canadian $	Third quarter 2009	Third quarter 2008	Nine months 2009	Nine months 2008
Income (loss) before income taxes and non-controlling interests	$2,219	$(967)	$299	$(3,506)
Add:
Non-Controlling Interest	$41	$15	$122	$15
Depreciation and Amortization	$1,549	$656	$4,213	$1,398
Net Interest Expense	$1,260	$112	$2,811	$1,048
Foreign Exchange gains	$(1,903)	—	$(3,219)	—
Non-Cash Share Compensation Expense	$750	$61	$1,725	$92

EBITDA	$3,917	$(123)	$5,951	$(954)
% Revenue	26%	(4)%	21%	(18)%

Summary Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian dollars, except per share amounts	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4
Revenue	$14,814	$10,805	$3,001	$4,657	$3,302	$1,092	$841	$3,727
Gross Profit	$4,095	$1,642	$1,419	$939	$832	$293	$268	$896
Gross Profit %	28%	15%	47%	20%	25%	27%	32%	24%
Net Income (Loss)	$1,399	$371	$(1,500)	$(7,115)	(952)	$(1,606)	$(934)	$456
Basic Income (Loss) Per Share	$0.02	$0.00	$(0.02)	$(0.10)	$(0.01)	$(0.02)	$(0.01)	$0.01
Diluted Income (Loss) Per Share	$0.02	$0.00	$(0.02)	$(0.10)	$(0.01)	$(0.02)	$(0.01)	$0.00
EBITDA (1)	$3,917	$1,677	$270	$(77)	$(123)	$(481)	$(350)	$451

(1)   EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation.  EBITDA does come directly from the financial statements and its calculation is defined above.

Note: The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China.

Quarterly Net Income (Loss)

Net income for the third quarter 2009 was $1.4 million, versus a loss of $1.0 million in the third quarter of 2008 or a $2.5 million decrease in loss.  This $2.5 million improvement was driven by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($3.3 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the third quarter ($1.9 million) which were offset by an increase in G&A expenses ($1.2 million), a net interest expenses increase ($0.7 million) and a net increase in income taxes ($0.8 million) .Net income for the second quarter 2009 was $0.4 million, versus a loss of $1.6 million in the second quarter of 2008 or a $2.0 million decrease in loss.  The decreased loss was driven by an improvement in gross profit margin in the second quarter of 2009 by $1.3 million, and an increase in other income of $1.8 million, which was offset by an increase in SG&A of $1.2 million.

Net loss for the first quarter 2009 was $1.5 million, compared to a loss of $7.1 million in the fourth quarter of 2008 or a $5.6 million decrease in loss.  The decreased loss was attributable to an improvement in gross profit margin in the first quarter of 2009 by $0.5 million, a decrease in stock based compensation expenses of $0.7 million, decreased foreign exchange losses of $2.1 million, and a decrease in provisions on loans of $3.1 million, and were offset by a decrease in income tax recoveries of $0.7 million.

The net losses for the first through fourth quarters in 2008 were driven by the Company’s strategy to expand the scale of its stevia business in 2008 to meet increased customer demand and industry growth.  The Company invested in new facilities and expanded its staff during 2008 which contributed to the majority of the losses for the quarters.

The net losses for the third and fourth quarter 2007 were driven by the interest expense of the convertible debenture.

Quarterly Basic and Diluted Earnings (loss) per Share

The basic and diluted earnings per share were $0.02 for the third quarter 2009 compared with $0.00 for the basic and diluted earnings per share for the second quarter of 2009.  The improvement in earnings per share for the third quarter compared to the second quarter of 2009 can be attributed to high gross profit which was driven by higher revenues and higher other income generated in the third quarter relative to the second quarter.

The basic earnings and diluted earnings per share were $0.00 for the second quarter 2009 compared with ($0.02) for the first quarter of 2009.  The improvement in earnings per share for the second quarter compared to the first quarter of 2009 can be attributed to high gross profit which was driven by higher revenues and higher other income generated in the third quarter relative to the first quarter.

The basic loss per share and diluted loss per share were ($0.02) for the first quarter 2009 compared with ($0.10) for the fourth quarter of 2008.  The fourth quarter loss per share was driven by increased stock based compensation, unrealized foreign currency losses and a provision on amounts owed to the Company by YHT.

Capital Expenditures

In thousands Canadian	Third quarter 2009	Third quarter 2008	% Change	Nine months 2009	Nine months 2008	% Change
Capital Expenditures	$10,252	$18,626	(45)%	$24,222	$32,164	(25)%

Capital expenditures for the three months ended September 30 2009 were $10.3 million, which was comprised of $8.6 million from of cash used by investing activities, a $2.7 million reduction in accounts payable related to the purchase of plant, property and equipment (“PP&E”), and $4.4 million increase in  prepaid expenses increase from the quarter end balance sheet.

GLG’s capital expenditures of $10.3 million for the third quarter of 2009 reflected a decrease of 45% in comparison to $18.6 million in the third quarter of 2008.   The third quarter capital expenditures were primarily incurred for the Company’s new rebiana facility in Qingdao that is currently under construction.  The completion date for this facility is expected in December 2009.

Capital expenditures for the nine months ended September 30 2009 were $24.2 million, which was comprised of $22.2 million of cash flow used by investing activities, less a decrease of $1.3 million in accounts payable decrease related to the purchase of PP&E, and an increase of $3.3 million in prepaid expenses.

GLG’s capital expenditures for the nine months ended September 30, 2009 of $24.2 million reflected a decrease of 25% in comparison to $32.2 million for the comparable period in 2008.  Approximately one third of these capital expenditures were incurred in the first quarter of 2009, driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries (approximately $8 million).   The remaining two thirds of capital expenditures incurred during the first nine months of the fiscal year were incurred in the set-up and construction of the Company’s new rebiana facility in Qingdao (approximately $16.2 million).

The following table presents the current capacity levels for GLG’s facilities as of the date of the MD&A compared to year-end 2008.

Production Capacity (Metric Tons)	Year end 2008	Current	Expected Capacity Year-end 2009
Leaf Processing	5,000	41,000	41,000
Intermediate Powder (RA 60)	500	4,000	4,000
High Grade Stevia (RA 80)	1,000	1,000	3,000
Rebiana (RA 97)	500	500	1,500

Liquidity and capital resources

In thousands Canadian dollars	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Cash and cash equivalents	$8,895	$18,391	$8,618	$7,363
Working Capital	$(8,396)	$(16,093)	$(13,460)	$(2,562)
Total Assets	$182,055	$188,368	$188,282	$174,361
Total Liabilities	$75,374	$74,416	$69,456	$57,364
Advances from Customers	$3,296	$17,332	$25,540	$24,492
Loans Payable (< 1year)	$42,394	$35,231	$17,149	$10,232
Loans Payable (> 1 year)	$9,420	—	—	—
Total Equity	$106,633	$111,864	$118,698	$116,829

Cash and cash equivalents as at September 30, 2009 decreased by $9.5 million compared to the end of the second quarter in 2009.  Working capital increased by $7.7 million for the third quarter compared to the end of the second quarter in 2009.  The working capital increase can be attributed to a net decrease in current liabilities during the third quarter of $11.2 million compared to the net decrease in current assets of $3.5 million during the same period.  The decrease in current liabilities during the third quarter was driven by a number of factors.  Loans from related parties increased by $4.4 million during the third quarter and which were offset by a decline in advances due to customers of $14.0 million and a reduction of accounts payable and accruals of $1.4 million.  The factors that decreased the current assets by $3.5 million include the decrease in cash of $9.5 million, a decrease in short term investments of $0.4 million, a decrease in inventory of $3.4 million and a reduction in taxes recoverable of $0.2 million which were offset by an increase in prepaid expenses of $9.5 million and an increase in accounts receivable by $0.5 million.

Cash generated by operating activities before changes in non-cash working capital items was $2.4 million in the three months ending September 30, 2009 compared to $0.2 million used in the comparable period of 2008 reflecting the higher cash generated by operations as shipments of stevia increased significantly over the comparable period in 2008. Non-cash working capital items used $6.9 million of cash.   The biggest use of non-cash working capital (adjusted for foreign currency impacts) in the quarter were driven by an increases prepaid expenses of $9.9 million, approximately 50%  of which were associated with constructions and equipment costs for the new rebiana facility and approximately 50% of which were associated with stevia leaf purchases.

The main items that offset the reduction in non-cash working capital during the quarter was an inventory reduction of $1.5 million driven by increased sales during the quarter and an increase in accounts payable of $2.7 million.

Cash used by investing activities was $8.2 million during the third quarter of 2009, compared to $18.7 million in the same period in 2008.  These capital expenditures were for GLG’s new rebiana facility in Qingdao.

Cash generated by financing activities was $4.4 million in the third quarter of 2009 compared to $23.5 million in the same period in 2008.  The key item that generated the increase in cash generated by financing activities during the third quarter came from a net increase in short term bank loans in China of $12.6 million as well as a $4.8 million shareholder loan; offset by the repayment of advances from customers of $13.0 million.

Cash generated by operating activities before changes in non-cash working capital items was $2.7 million in the first nine months of 2009, compared to $1.1 million used in the comparable period of 2008. This increase in cash generated by operating activities can be attributed to the higher cash generated by operations, as shipments of stevia increased significantly over the comparable period in 2008.  Non-cash working capital items used $5.4 million of cash.  The biggest uses for non-cash working capital (adjusted for foreign currency impacts) in the nine month period were driven by asset construction and inventory production that increased the refundable value added tax accounts in China ($3.3 million), an increase in prepaid expenses ($6.0 million), a decrease in interest payable ($1.0 million), and a decrease in deferred revenue ($2.0 million); offset by a reduction in accounts receivable ($1.3 million), a decrease in inventory ($1.9 million) and an increase in accounts payable ($3.6 million).  The $1 million reduction in Interest payable is more of a one-time item as it reflects the fact that interest on the US$ 20 million customer advance had been accruing from mid-July 2008 to the third quarter of 2009 when shipments starting to made which reduced this balance.

Cash used by investing activities was $21.8 million in the first nine months of 2009, compared to $32.3 million in the same period in 2008.  GLG’s capital expenditures for the nine months ended September 30, 2009 of $24.2 million reflected a decrease of 25% in comparison to $32.1 million for the comparable period in 2008.  Approximately one third of these capital expenditures were incurred in the first quarter of 2009 driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries (approximately $8 million).   The remaining two thirds of capital expenditures incurred during the first nine months of the fiscal year were incurred in the set-up and construction of the Company’s new rebiana facility (approximately $16.2 million).

Cash generated by financing activities was $27.1 million in the first nine months of 2009 compared to $35.1 million in the same period in 2008.  The key items that generated the increase in cash generated by financing activities during the nine months came from a net increase in bank loans in China (short term and long term) of $38.5 million and shareholder loans of $7.1 million; offset by the repayment of advances from customers of $18.9 million.

Financial Resources

Cash and cash equivalents increased by $1.5 million during the first nine months of 2009.  Working capital (unadjusted for foreign exchange impacts) decreased by $5.8 million from the year-end 2008 position.   The working capital decrease can be attributed to a net increase in short term liabilities during the first nine months of $8.6 million compared to the net increase in current assets of $2.8 million during the same period.  The increase in current liabilities during the first nine months of 2009 was driven by a number of factors.  Short term loans increased during the nine month period by a $25 million and loans from related parties increased by $6.7 million which were offset by a decline in advances due to customers of $21.2 million, a decrease in interest payable of $1.0 million and a decrease in deferred revenue of $2.0 million.  The factors that increased the current assets by $2.8 million include the net increase in cash of $1.5 million, an increase in prepaid expenses of $4.7 million and taxes receivable of $2.9 million which were offset by a reduction in inventory of $4.3 million, and a reduction in accounts receivable of $1.6 million.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period.  The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year.  The Company’s principal working capital needs include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

The Company’s capital expenditure estimate for 2009 is $28 million to $30 million (see 2009 Outlook section for further details) of which $24 million has already been incurred.  The Company plans to finance these investment needs with cash on hand and credit available from its existing credit facilities in China.

As at September 30, 2009 the Company has at its disposal bank credit facilities of approximately $39 million of which $18.8 million are drawn.  The Company also had $8.9 million of cash and cash equivalents as at September 30, 2009.   Over the course of the remainder of fiscal 2009, $13.6 million in short term loans in China will mature and the Company expects it will be able to renew these loan facilities for another year when they come due.  The Company successfully renewed one loan (RMB 30 million) during the third quarter which came due on September 30, 2009 and has been renewed until March 31, 2010.

Balance Sheet

In comparison to December 31, 2008, the total assets increased by $7.7 million which was split by an increase in current assets of $2.8 million and an increase in fixed and other long term assets of $4.9 million.  The increased in fixed assets reflects the increased investments made during the first nine months of fiscal 2009 in completion of the Mingguang and Dongtai stevia extract facilities and the investment in the rebiana facility being constructed in Qingdao.  With respect to the plant property values on the balance sheet, the strengthening of the Canadian Dollar versus the RMB resulted in the conversion of the balance sheets of foreign subsidiaries at lower rates, thus decreasing the Canadian dollar value of balance sheet items.

In comparison to December 31, 2008, the current liabilities increased by a $8.7 million driven by the net increase in short term loans ($32 million) and an increase in accounts payable ($0.7 million) which were offset by a decrease in advances to customers ($21 million), a decrease in interest payable ($1 million) and a decrease in deferred revenue ($2.0 million).  Shareholders’ equity decreased by $10.2 million which was driven by the decline in the accumulated other comprehensive income account of $12.5 million.   With respect to the decline in the other comprehensive income account, the strengthening of the Canadian Dollar versus the RMB resulted in the conversion of the balance sheets of foreign subsidiaries at lower rates.

Advances from customers and Interest Payable

In July 2008, the Company negotiated a new customer prepayment for the amount of US$20 million (CDN$24.5 million) during the third quarter of 2008 for the delivery of high grade stevia extract for the period October 1, 2008 through September 30, 2009.  The US$20 million was received in July 2008 and this prepayment bears an interest cost of LIBOR plus 6% during the term of this prepayment financing.  The Company will deliver product against this obligation over the period October 1, 2008 through September 30, 2009.   The prepayment and accrued interest will be repaid by way of the sale of stevia extracts to the Strategic Customer.  Interest at LIBOR + 6% is charged per annum.  The prepayment is collateralized by a general security agreement over all assets of the Company. There is a covenant that at any time during the advance remains outstanding, the Company cannot incur more than US$80 million of indebtedness for plant expenditure or additional leaf financing beyond the US $20 million associated with this prepayment.  The principal balance of the advance as of September 30, 2009 was $3.3 million (US$3.1) (December 31, 2008 - $24,492,000 or US$20,000,000) and interest accrued was $844 (US$ 786) (September 30, 2008 — $408,742).

China Lines of Credit and Short Term Loans

During 2008 and 2009, the Company obtained seven loans to finance its expansion.

A loan of $5.8 million (RMB 37 million), which was obtained from Dongtai Rural Credit Union, bears interest of 6.66% per annum and matures on November 20, 2009.

A loan of $7.9 million (RMB 50 million), which was obtained from Construction Bank of China, bears interest of 5.31% per annum and matures on December 25, 2009.

A loan of $4.7 million (RMB 30 million), which was obtained from Construction Bank of China, bears interest of 5.31% per annum and matures on March 31, 2010.

A loan of $3.1 million (RMB 20 million), which was obtained from Construction Bank of China, bears interest of 5.31% per annum and matures on April 29, 2010.

A loan of $9.4 million (RMB 60 million), which was obtained from Agriculture Bank of China, bears interest of 5.31% per annum and matures on June 15, 2010.

A loan of $4.7 million (RMB 30 million), which was obtained from Construction Bank of China, bears interest of 5.31% per annum and matures on June 24, 2010.

A loan of $9.4 (RMB 60 million) which was obtained from Agricultural Bank of China, bears interest of 5.40% per annum and matures on June 29, 2011.

All the loans are secured by the Company’s subsidiaries with a total carrying value of $125,776,898.  Two pieces of land of two subsidiaries were also used as collateral for the above facilities.

Contractual obligations

a)             The Company has two 5 year operating leases with respect to land and production equipment at the Qingdao factory in China.  The leases expire in 2011, and the annual minimum lease payments are approximately $157,000 (RMB 1,000,000).

b)            The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation.  Rent of approximately $124,030 (RMB 790,000) is paid every 10 years.

c)             The Company entered into an office lease with one year term commencing on May 1, 2009.

d)            The Company is committed to deliver US$ 25,200,000 of stevia extract which the US$ 20,000,000 advance from a Strategic Customer will be applied against.  The delivery period was contracted over the period from October 1, 2008 and extended to November 30, 2009 from September 30, 2009.

e)             In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region.  The agreement requires the Company to make a total investment in the Juancheng region of US 60 million over the course of the 20-year agreement to retain its exclusive rights.  As of September 30, 2009, the Company has not made any investment in the region.

f)             In May 2009, the Company signed an investment agreement with the Qingdao Export Process Zone to build a Stevia processing facility.  The investment agreement calls for the Company to invest US$30 million in registered capital within two years.  This timetable for investment can be extended by an additional year if the Company makes the request to the Government.    The first phase of its facility construction is targeted to deliver a 1,000 metric ton rebiana facility by the end of 2009.  The investment agreement states that a total area of 1,300 mu of land will be made available to Runhao and was discounted by approximately 80% from the market values.  The first phase of the development will occupy 370 mu of land.   The Government is responsible to make the land ready for use, the construction of a four lane road to service the facility and to assist Runhao obtain all necessary permits.  The investment agreement calls for GLG to invest US$ 30 million in registered capital in Runhao within two years of the subsidiary being established.  This timetable for investment can be extended by an additional year if GLG makes the request to the Government.    The first phase of its facility construction is targeted to deliver a 2,000 metric ton rebiana facility with the first 1,000 metric ton rebiana line due by the end of 2009.  As at September 30, 2009, the Company has invested approximately US$ 13 million and has entered into US$ 6 million of construction commitments associated with the construction of the facility.

A summary of the Company’s contractual obligations with defined payment dates is presented below.

In thousands of Canadian $	2009	2010	2011	2012	2013	Thereafter,	Total
Customer prepayment	$3,296	—	—	—	—	—	$3,296
Operating Leases	$98	$183	$157	$—	$—	$248	$686
Capital expenditure commitments	$6,433						$6,433
Investment Agreement Commitments			$27,300				$27,300
Total	$9,827	$183	$27,457	$—	$—	$248	$37,715

Capital Structure

Outstanding Share Data as at October 30, 2009

Shares
Common Shares Issued October 30, 2009	80,618,391
Reserved For Issuance
Stock Options	4,945,133
Reserved for Issuance — Other	250,000
Reserved for Issuance - AHTD acquisition	4,375,000

Total Reserved for Issuance	9,570,133
Fully Diluted Shares October 30, 2009	90,188,524

China laws require all wholly foreign-owned enterprises to set aside 10% of retained earnings as a general reserve fund for employee benefits every year until such a fund has reached 50% of the Company’s registered capital. The reserve funds are established for covering corporate obligations in the event of business liquidation.  The reserve funds are recorded as part of retained earnings (deficit).  The reserve funds are available for the Company to use but are not available for distribution to shareholders other than in liquidation and may limit repatriation of invested capital. The total reserve of the Company at September 30, 2009 is $0.5 million (December 31, 2008 - $0.3 million).  This reserve fund applies to all of GLG’s China based subsidiaries.  Pursuant to Chinese regulations, the Company is required to make appropriations to reserve funds, based on after tax net income determined in accordance with generally accepted accounting principles of China.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

Transactions with Related Parties

During the year, the Company entered into the following transactions with related parties:

a)             Pursuant to consulting agreements between the Company and officers of the Company, consulting fees of $157,773 and $528,356 were expensed for the three months and nine months periods ended September 30, 2009, respectively (three months ended September 30, 2008 - $135,963, nine months ended September 30, 2008 - $396,297).  Of which $309,738 remained as an accounts payable as at September 30, 2009 (December 31, 2008 - $75,000).

b)            Pursuant to a management services agreement, the Company recorded management expenses of $89,822 and $272,601 for the three months and nine months periods ended September 30, 2009, respectively (three months ended September 30, 2008 - $89,309, nine months ended September 30, 2008 – $280,117) to a company controlled by senior executives for management services provided to the Company, of which $272,601 remained as an accounts payable as at September 30, 2009 (December 31, 2008 – Nil)

c)             During the period, the Company obtained the following unsecured short term loans from related parties:

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum	Related Party

$214,440	200,000	January 14, 2010	8%	a director
2,144,400	2,000,000	June 28, 2010	HSBC Bank Canada US Dollar prime rate + 3%	a director and officer
1,715,520	1,600,000	July 13, 2010	HSBC Bank Canada US Dollar prime rate + 3%	a director and officer
2,680,500	2,500,000	August 25, 2010	HSBC Bank Canada US Dollar prime rate + 3%	a director and officer

$6,754,860	$6,300,000

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

2009 Outlook

Market and Operations 2009 Outlook

GLG’s key operational objectives for 2009 are:

1.               Commence operation of new facilities to increase production capacity and revenues (Completed)

2.               Prepare necessary GLG proprietary seedlings to meet expected demand from customers for Q4 2009 and 2010 (Completed).

3.               Organize stevia growers in partnership with local governments in China to meet expected 2009 stevia demand (Completed).

4.               Generate additional sales growth from GLG’s direct sales force and the GLG Weider venture.

5.               Complete a new rebiana production facility (Phase One — 1,000 Metric Tons) by year-end 2009

6.               Continue R&D program for high RA yielding seeds and seedlings.

Revenue 2009 Outlook

The 14% appreciation of the Canadian dollar against the US dollar seen to date in 2009 has impacted GLG revenue performance throughout 2009 and it is further expected to impact revenues in the fourth quarter of 2009.  The original outlook of CAD $50-60 million was based on a $0.80 US dollar to Canadian dollar exchange rate forecast.  This outlook forecast for revenue expected to be generated in the third and fourth quarter was further updated to a $0.86 US dollar to Canadian dollar exchange rate.  An analysis of the Canadian dollar against the US dollar shows the following actual (source RBC: Finance Monthly, October 2, 2009)

Q1 exchange rate	$0.79

Q2 exchange rate	$0.86

Q3 exchange rate	$0.93

Q4 forecast exchange rate	$0.92

Since the Company expected its 2009 revenue to be significantly weighted to the third and fourth quarter of 2009, the appreciation of the Canadian dollar against the US dollar has had a material impact of the third quarter revenues and is forecast to have a further impact on fourth quarter revenues based on the latest RBC exchange rate forecast.

The original US dollar forecast sales used in the Company’s outlook were USD 40-48 million.  The Company still expects the US dollar sales outlook to be achievable in 2009, however due to the Canadian dollar’s appreciation against the US dollar during 2009; the Company is revising its Canadian dollar sales outlook to CAD 44 to 53 million from CAD 50-60 million.  The average exchange assumption for the 2009 sales outlook is $0.90 USD per CAD from the original exchange rate assumption of $0.80 USD per CAD.

EBITDA 2009 Outlook

The Company maintains its EBITDA guidance in the $8 million to $12 million range based on better than expected EBITDA margin achieved in the third quarter of 2009.  EBITDA margin in the third quarter was expected to be in the 16 to 20% EBITDA margin on revenues.  The actual EBITDA margin during the third quarter of 2009 was 26%.

The EBITDA margin outlook has therefore been increased from the previous guidance of

Previous Guidance:  16 to 20% EBITDA margin on full year revenues

Updated Guidance:  18 to 22% EBITDA margin on full year revenues

Capital Expenditures - 2009 Outlook

The Company is increasing its guidance for capital expenditures from the second quarter by $5 million.  Capital expenditures are anticipated to be $28 million to $30 million.  The increase can be attributed to the increase in scope of the first phase of construction for the new rebiana facility.  The Company is constructing a facility that will be large enough to accommodate not only the first 1,000 metric ton rebiana line, but also two additional 1000 rebiana lines for lower cost future expansion.  The building constructed will have one million square feet of space and has been constructed on 62 acres of land.  An additional 65 acres has been reserved for future expansion.  The new rebiana facility has been constructed following food grade “Good Manufacturing Practice” (GMP) standards and key components are being constructed following pharmaceutical grade GMP standards.  The Company expects to fund the balance of these capital expenditures through its existing banking arrangements in China.

GLG’s outlook for 2009 is:

	2009 Estimate	2008 Actual
Revenue	$44 to $53 million	$9.9 million
EBITDA	$8 to $12 million	$(1.0 million)
Capital Expenditures (Capex)	$28 to $30 million	$57.8 million

Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements, including the statement of operations, balance sheet, cash flow and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in the notes to our financial statements. In reading our financial statements, you should be aware of the factors and trends that our management believes are important in understanding our financial performance.

Inventory policy

The Company measures its inventory at the lower of cost or net realizable value (“NRV”) with respect to raw materials, finished goods and work-in-progress.  NRV for finished goods and work-in-progress is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. The accounting estimate related to valuation of inventories is considered a critical accounting estimate because it is susceptible to changes from period-to-period due to purchasing practices, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support, exchange rates, sales prices new competitive entrants and foreign regulations governing food safety. If actual results differ the Company’s estimates, a reduction to the carrying value of inventory may be required resulting in  an increase in inventory write-offs and a decrease to gross margins.

Stock based compensation

The accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant was determined based on the closing price of common stock on the grant date.

Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

Income taxes

In accordance with CICA recommendations, the Company recognizes future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management’s best estimate of future circumstances and events. If these estimates and assumptions are changed in the future, the value of the future income tax assets could be reduced or increased, resulting in an income tax expense or recovery. The Company re-evaluates its future income tax assets on a regular basis.

Recognition and impairment of goodwill and intangibles

Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.  The last goodwill impairment test was performed on December 31, 2008.

Property, plant and equipment and long-lived assets

Costs and interest relating to property, plant and equipment in the course of construction are capitalized until facilities are substantially complete.  When the facilities are in production, these costs and interest will be amortized over the useful life of the asset.

Intangible assets include customer relationships, patents and technology.  Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite.

The Company evaluates the recoverability of long-lived assets and asset groups whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such a situation occurs, the estimated undiscounted future cash flows anticipated to be generated during the remaining life of the asset or asset group are compared to its net carrying value. When the net carrying amount of the asset or asset group is less than the undiscounted future cash flows, an impairment loss is recognized to the extent by which the carrying amount of long lived assets or asset group exceeds its fair value.

Management’s estimates of product prices, foreign exchange, production levels and operating costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset groups. It is possible that material changes could occur that may adversely affect management’s estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants

(“CICA”) Handbook section 3064, “Goodwill and Intangible Assets.” This new standard replaces section 3062, “Goodwill and Other Intangible Assets” and section 3450, “Research and Development Costs,” and focuses on the criteria for asset recognition in the financial statements, including those internally developed. The adoption of this standard did not have an impact on the Company’s consolidated financial position or results of operations.

Effective January 1, 2009, the Company adopted the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” issued by CICA. This standard requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

FINANCIAL AND OTHER INSTRUMENTS

As at September 30, 2009, the Company was not party to any derivative or other similar instruments.

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations.  The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accouts receivable.   The Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers.  Credit risk with respect to accounts receivable is concentrated as one customer accounted for 39% of total trade accounts receivable (December 31, 2008 — 71%).  However, the Company believes that it does not require collateral to support the carrying value of these financial instruments.  The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis.  Based on historic default rates, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.  To mitigate credit risk the Company also requests deposits from customers in certain circumstances.

The Company purchases majority of its raw materials, and incurs expenses at prices denominated in RMB. Sales to United States customers are denominated in US dollars. As a result, the Company is exposed to the financial risk related to the fluctuations of foreign currency exchange rates.  To manage the foreign exchange risk, the Company obtains loans in RMB and US dollars to offset the foreign exchange rate impacts from its daily operation.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” which requires that all assets and liabilities of an acquired business to be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in periods after the acquisition date. The new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

In January 2009, the CICA issued section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for the Company on January 1, 2011 with early adoption permitted. This standard will have no impact to the Company.

In January 2009, the CICA issued section 1602, “Non-controlling Interests,” which will replace CICA section 1600, “Consolidated Financial Statements.” Under this new guidance, when there is a change in control the previously held interest is revalued at fair value. Currently a gain of control is accounted for using the purchase method and a loss of control is accounted for as a sale resulting in a gain or loss in earnings. In addition, non-controlling interests (“NCI”) can be in a deficit position because it is recorded at fair value. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for the Company on January 1, 2011 with early adoption permitted.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the CICA Accounting Standard Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. The Company commenced its IFRS conversion project in the second quarter of 2008. This process involves the establishment of a working group to manage the IFRS transition process, the allocation of internal resources, the engagement of external expert consultants, assessing the impact of the conversion on the consolidated financial statements and disclosure, considering the impact of conversion on the Company’s information technology systems, internal controls over financial the readiness of the Company’s staff, Board of Directors and auditors.  The project consists of four phases: awareness raising; assessment; design; and implementation. With the assistance of an external expert advisor, the Company has completed the awareness-raising phase and have performed a high level diagnostic review.  The Company has identified the most significant differences applicable. Canadian GAAP and IFRS differ in the following areas: stock based payments, revenue recognition, property and equipment, capitalization of interests, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The Company has initiated the design phase, which involves establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. Initial training programs have been provided to relevant employees since 2008.  The Company will follow the key events timeline proposed by the Accounting Standards Board (“AcSB”) to obtain training and thorough knowledge of IFRS, finalise assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

Disclosure Controls and Internal Controls over Financial Reporting

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the Company’s internal control over financial reporting for the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.  In March 2008, the Company has adopted a Corporate Disclosure

Policy.  A Disclosure Committee has been established to oversee the Corporate Disclosures.  The Policy has been communicated to management and being implemented accordingly.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded, based on its evaluation, that the disclosure controls and procedures were effective.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting as at September 30, 2009, and has concluded, based on its evaluation, that certain controls within its ICFR were not effective for the quarter ended September 30, 2009.

The Company did not have sufficient accounting documentation, policies, procedures or segregation of duties for certain transaction cycles.  Specifically, the Company did not have a significant number of staff in China that possesses an understanding of Canadian public capital market requirements and Canadian GAAP.  Furthermore, effective controls over accounting for income taxes and the application of Canadian GAAP to certain complex transactions was not effective.

The Company began addressing these issues in 2008, when the Company hired additional financial staff at the Company’s head office to oversee the financial reporting and consulted with tax advisors on various tax issues.  The Company is seeing progress through these two initiatives which the Company believes will strengthen its controls over financial reporting.  The Company continues to determine other appropriate remediation plans, such as reviewing the organizational structure of the accounting group to strengthen its resources to reflect the Company’s growth and the Company is executing a formal documented evaluation process to evaluate compliance of internal control over financial reporting for purposes of National Instrument 52-109.  This evaluation process will be completed in 2009.  In July 2009, the Company hired an experienced accountant in China with knowledge of Chinese GAAP and internal control over financial reporting to help address some of the issue related to having limited personnel in China who have public company reporting experience.

It should be noted that while the officers of the Company have certified the Company’s Interim Filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to the Company’s Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects.  A prospective investor should carefully consider the risk factors set out below and consult with his, hers or its investment and professional advisors before making an investment decision.  There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects.  In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below.  The Company has been structured to minimize these risks as best possible.   More details about the following risk factors can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com.

•                  Intellectual Property Infringement

•                  Product Liability Costs

•                  Manufacturing Risk

•                  Inventory Risk

•                  Customer Concentration Risk

•                  Competition

•                  Government Regulations

•                  Consumer Perception of Products

•                  Changing Consumer Preferences

•                  Market Acceptance

•                  Dependence on Key Personnel

•                  Volatility of Share Prices

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China.  More details about the following risk factors can be found in the Company’s Annual Information Form.

•                  Government Involvement

•                  Changes in the Laws and Regulations in the People’s Republic of China

•                  The Chinese Legal and Accounting System

•                  Currency Controls

•                  Additional Compliance Costs in the People’s Republic of China

•                  Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China

•                  Capital Outflow Policies in the People’s Republic of China

•                  Jurisdictional and Enforcement Issues

•                  Political System in the People’s Republic of China

Additional Information

Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).